FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 25, 2007

Item 3: News Release:

A news release dated and issued on October 25, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. expands drill program to 7,000 meters using a second drill rig in the Democratic Republic of Congo

Item 5: Full Description of Material Change:

October 25th, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their previously announced 5,000 meter, reverse circulation drill program in the Democratic Republic of Congo (DRC) will be expanded to 7,000 meters. A second drill rig was mobilized and is now in operation on the properties. The second drill rig will be used to drill the artisanal workings on the property and will also drill off the newly identified copper showing.

The expansion of this drill program will enable us collect the maximum information possible before the rainy season halts this initial drilling program. We anticipate being able to drill up to the beginning of December. All drill chips samples will be collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is a internationally recognized and respected assaying company.

Jean Luc Roy, President of El Nino states, “I am very pleased that we have been able to source and mobilize a second drill rig.  With the number of targets we have it is comforting that we will be able to expand our drill program to 7,000 meters and complete it before the rainy season. This initial drill program will give our technical team substantial information that will be used to plan and prepare our 2008 exploration program. Our newly identified copper showing and the area known as artisanal workings will be drilled off using the second drill rig.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of October 2007.